Exhibit 3.2
ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION OF

DIGITAL RECORDERS, INC.

The undersigned Corporation hereby executes these Articles of Amendment for the purpose of amending its Articles of Incorporation.

1. The name of the Corporation is Digital Recorders, Inc.

2. The following amendment to the Articles of Incorporation of the Corporation was adopted by its Shareholders in the manner prescribed by law:

Article IV, Part II, Section 4, subsection (b) of the Articles of Incorporation shall be deleted in its entirety and the following substituted in lieu thereof:

          (b) Subject to paragraph (c) below: (i) each share of issued and outstanding Series B Preferred Stock and Series C Preferred Stock shall be redeemed by the Company on the fifth anniversary of the issuance of such shares; (ii) each share of issued and outstanding Series AA Preferred Stock shall be redeemed by the Company on the fifth anniversary of the latest date of issuance of any shares of Series AA Preferred Stock or June 30, 1997, whichever is earlier; and (iii) each share of issued and outstanding Series AAA Preferred Stock shall be redeemed by the sole option of the Company, upon it providing the holders of such shares to be redeemed written notice of the number of shares to be redeemed, the redemption price and the redemption date in accordance with Article IV, Part II, Section 4, subsection (g) of the Articles of Incorporation. Notwithstanding the ten (10) day notice prescribed by Section 4(g), 30 days' notice shall be given with respect to any optional redemption of the Series AAA Preferred Stock.

3. The date of the adoption of these Articles of Amendment by the AAA Shareholders was March 6, 2003.

4. These Articles of Amendment do not affect an exchange, reclassification or cancellation of issued shares of the Corporation.

Dated this the 6th day of March, 2003.

DIGITAL RECORDERS, INC.

By:	/s/ David L. Turney

David L. Turney
Chairman of the Board